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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A
                                 Amendment No. 1

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                              ELI LILLY AND COMPANY
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Indiana                                      35-0470950
-----------------------------              ------------------------------------
   (State of incorporation                 (I.R.S. Employer Identification No.)
      or organization)

   Lilly Corporate Center
    Indianapolis, Indiana                                  46285
-----------------------------              ------------------------------------
    (Address of principal                               (Zip Code)
     executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                        Name of each exchange on which each
to be so registered                        class is to be listed

Preferred Stock Purchase Rights            New York Stock Exchange
                                           Pacific Exchange

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: __ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


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TABLE OF CONTENTS

This Amendment No. 1 hereby amends and restates the Registration Statement on Form 8-A filed by Eli Lilly and Company (the "Company") on July 23, 1998. The Registration Statement relates to the rights (the "Rights") distributed to Company shareholders in connection with the Shareholder Rights Plan adopted by the Board of Directors of the Company on July 20, 1998 (the "Rights Plan"), as set forth in the Rights Agreement (the "Rights Agreement") dated the same date between the Company and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent (the "Rights Agent"). The Rights Agreement was recently amended by Amendment No. 1 thereto, to eliminate any circumstance under which a majority of the Continuing Directors (as defined below) is required to redeem the Rights. This amendment is reflected in this Amendment No. 1 to Form 8-A.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

On July 20, 1998, the Board of Directors the Company adopted the Rights Plan to replace the expiring 1988 rights plan. The purpose of the Rights Plan is to deter certain coercive takeover tactics and enable the Board of Directors to represent effectively the interest of shareholders in the event of a takeover attempt. The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its shareholders.

To implement the Rights Plan the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock (the "Common Shares") of the Company. The dividend was paid on July 28, 1998 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock of the Company, without par value (the "Preferred Shares"), at a price of $325 per one one-thousandth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

RIGHTS ATTACH TO COMMON SHARES INITIALLY

Initially and until a Distribution Date (as defined below) occurs, the Rights are attached to all Common Shares and no separate Rights certificates will be issued. During this initial period,

     -    the Rights are not exercisable;

     - the Rights are transferred with the Common Shares and are not transferable separately from the Common Shares;

     - new Common Share certificates or book entry shares issued will contain a notation incorporating the Rights Agreement by reference; and

     - the transfer of any Common Shares will also constitute the transfer of the Rights associated with those Common Shares.



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DISTRIBUTION OF RIGHTS

Separate certificates evidencing the Rights will be mailed to holders of record of the Common Shares on the "Distribution Date." The Distribution Date is the earlier to occur of the following two events (or such later date as may be determined by the Board of Directors, upon approval by a majority of Continuing Directors as defined below):

     - the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding Common Shares (thereby becoming an "Acquiring Person" under the Rights Plan); or

     - such date as may be determined by the Board of Directors of the Company, upon approval of a majority of the Continuing Directors after the commencement or announcement of a tender or exchange offer by a person or group for 15% or more of the outstanding Common Shares.

Acquisitions by the following persons will not result in the person becoming an Acquiring Person: The Company, any subsidiary or employee benefit plan of the Company, Lilly Endowment, Inc., or any other person approved in advance by the Board of Directors and the Continuing Directors.

After the Distribution Date, the Rights will be tradable separately from the Common Shares. After the Distribution Date and after the Company's right to redeem (as described below) has expired, the Rights will be exercisable in two different ways depending on the circumstances as set forth below.

RIGHT TO PURCHASE LILLY STOCK

If a person or group acquires 15% or more of the outstanding Common Shares (thereby becoming an Acquiring Person) and the Company's redemption right has expired, each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will have the right to purchase, upon exercise, Common Shares (or, in certain circumstances, Preferred Shares or other similar securities of the Company) having a value equal to two times the exercise price of the Right. In other words, the Rights holders other than the Acquiring Person may purchase Common Shares at a 50% discount.

For example, at the exercise price of $325 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $650 worth of Common Shares (or other consideration, as noted above) for $325. Assuming a value of $65 per Common Share at such time, the holder of each valid Right would be entitled to purchase ten Common Shares for $325.

RIGHT TO PURCHASE ACQUIRING PERSON STOCK

Alternatively, if, in a transaction not approved by the Board of Directors and the Continuing Directors, the Company is acquired in a merger or other business combination or 50 percent or more of its assets or earning power are sold after a person or group has become an Acquiring Person, and the Company's redemption right has expired, proper provision will be made so that




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each holder of a Right will thereafter have the right to purchase, upon exercise, that number of shares of common stock of the acquiring company as have a market value of two times the exercise price of the Right. In other words, a Rights holder may purchase the acquiring company's common stock at a 50 percent discount.

EXCHANGE OF LILLY STOCK FOR RIGHTS

At any time after any person or group becomes an Acquiring Person and before the Acquiring Person acquires 50 percent or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

REDEMPTION

The Rights are redeemable by the Company in whole but not in part at a price of $.005 per Right at any time up to and including the tenth day after the time that a person or a group has become an Acquiring Person, subject to extension of this redemption period by the Board of Directors. Immediately upon redemption the right to exercise will terminate and the only right of holders will be to receive the redemption price.

EXPIRATION OF RIGHTS

The Rights will expire on July 28, 2008 unless the expiration date is extended by amendment as described below or unless the Rights are earlier redeemed or exchanged by the Company as described above.

AMENDMENTS

As long as the Rights are redeemable, the terms of the Rights may be amended by the Board of Directors (upon the approval of a majority of the Continuing Directors) in its discretion without the consent of the Rights holders. After that time, no amendment may adversely affect the interests of the Rights holders (other than the Acquiring Person).

MISCELLANEOUS

"Continuing Director" means a member of the Board of Directors, who is not an Acquiring Person or a representative or nominee of an Acquiring Person, and who either (i) was a member of the Board of Directors on the date of the Rights Agreement or (ii) thereafter became a member of the Board of Directors, and whose nomination for election or election to the Board of Directors was recommended or approved by a majority of the Continuing Directors then on the Board of Directors.





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The number of outstanding Rights and the number of one one-thousandths of a
Preferred Share issuable upon exercise of each Right are subject to adjustment under certain circumstances.

Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share that may be purchased upon exercise of each Right should approximate the value of one Common Share.

A full description of the Rights is set forth in the Rights Agreement, as amended by Amendment No. 1 thereto. Copies of the Rights Agreement and Amendment No.1 thereto are filed as Exhibits to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement as amended, which is hereby incorporated herein by reference.

ITEM 2.  EXHIBITS.

Exhibit No.                         Description
-----------                         -----------

 4.1 Rights Agreement, dated as of July 20, 1998, between Eli Lilly and Company and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent. The Rights Agreement includes the Form of Articles of Amendment setting forth terms of Certificate of Designations of Series B Junior Preferred Stock as Exhibit A, Form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C.

 4.2 Amendment No. 1 to Rights Agreement, dated as of May 27, 2003, between the Company and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent.


                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                           ELI LILLY AND COMPANY


                                           By: /s/ Charles E. Golden
                                              ---------------------------------
                                           Name:  Charles E. Golden
                                           Title: Executive Vice President and
                                                  Chief Financial Officer

Date:  May 29, 2003



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                                INDEX TO EXHIBITS


Exhibit No.                         Description
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 4.1               Rights Agreement, dated as of July 20, 1998, between Eli
                   Lilly and Company and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent. The Rights Agreement includes the Form of Articles of Amendment setting forth terms of Certificate of Designations of Series B Junior Preferred Stock as Exhibit A, Form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated July 20, 1998).

 4.2 Amendment No. 1 to Rights Agreement, dated as of May 27, 2003, between the Company and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent.




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